UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces Receipt of San Gabriel Mine Project Permits

Construction, Development and Exploitation to Commence Immediately

LIMA, Peru--(BUSINESS WIRE)--March 30, 2022--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced that the San Gabriel Mine Project has received the Government of Peru’s approval of all required permits, enabling Buenaventura to immediately commence mining project construction, development and exploitation immediately.

Buenaventura has begun upon permit confirmation the initial construction of related infrastructure for mine site civil earthworks, for the maintenance of the electric transmission lines, and of mining site housing facilities for approximately 2,000 workers. Initial works are expected to be completed by the end of 2022, enabling the appropriate workforce increase required for the construction of broader infrastructure such as waste dumps, tailings dumps, a processing plant, among others.

Total CAPEX for the San Gabriel project is estimated to be between US$ 400M – US$430M, subject to potential increases related to diesel, explosive, steel, consumable and of other costs due to inflation. The Company expects to invest between US$100M – US$110M in CAPEX during 2022 and US$200M in 2023 related to the San Gabriel project, with the remaining balance invested during 2024.

Leandro Garcia, Buenaventura’s CEO, commented, “The San Gabriel project’s receipt of permits marks an important milestone enabling this important project to move forward, aligned with Buenaventura’s strategy to deliver growth projects and strengthen our precious metals portfolio. San Gabriel will almost double Buenaventura’s current gold production starting in 2025 and will contribute between 120k – 150k gold ounces a year with a more than 10-year LOM.” He continued, “The San Gabriel Mine Project also contributes important economic and social benefits for our local communities. Receipt of all relevant permits demonstrates local community support of the project, reflected in the important agreements we have reached and signed together to ensure our project’s safe, environmentally responsible and socially favorable success.”

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, La Zanja*, El Brocal and Coimolache).

The Company owns 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc. and Sumitomo Corporation).

For a printed version of the Company’s 2019 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Contacts

Contacts in Lima:
Daniel Dominguez, Chief Financial Officer
(511) 419 2540

Gabriel Salas, Head of Investor Relations
(511) 419 2591 / Gabriel.salas@buenaventura.pe

Company Website: www.buenaventura.com.pe/ir

Contacts in NY:
Barbara Cano
(646) 452 2334
barbara@inspirgroup.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ DANIEL DOMINGUEZ

Name: Daniel Dominguez

Title: Chief Financial Officer

Date: March 30, 2022